April 12, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby

Re:      Capstone Turbine Corporation

            Registration Statement on Form S-3 (File No. 333-254547)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capstone Turbine Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) may be declared effective on April 14, 2021, at 4:30 p.m., Eastern time, or as soon as possible thereafter.

Please call Mark D. Wood ((312) 902-5493)) or Mark J. Reyes ((312) 902-5612)) of Katten Muchin Rosenman LLP, counsel to the Company, as soon as the Registration Statement is declared effective.

Very truly yours,

Capstone Turbine Corporation

By:	/s/ Frederick S. Hencken III
Name:	Frederick S. Hencken III
Title:	Chief Financial Officer

cc:        Mark D. Wood, Esq., Katten Muchin Rosenman LLP

            Mark J. Reyes, Esq., Katten Muchin Rosenman LLP